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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                    [COMPANY LOGO APPEARS HERE]

February 22, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Minnesota Life Variable Life Account
      Minnesota Life Insurance Company
      File Numbers 33-3233 and 811-4585
      "Tandy" Representations

Ladies and Gentlemen:

In connection with the above-referenced filing, Minnesota Life Variable Life Account (the "Registrant"), acknowledges that:

    . the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    . staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

    . the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary R. Christensen

Gary R. Christensen
Director, Attorney-in-Fact, Senior Vice President,
General Counsel and Secretary
Minnesota Life Insurance Company

GRC:mab

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.